Filed Pursuant to Rule 253(g)(2)

File No. 024-11419

Explanatory Note: The following offering circular supplement number three is being provided to identify that sales through StartEngine Primary, LLC and OpenDeal Broker, LLC will end on August 26, 2022.

OFFERING CIRCULAR SUPPLEMENT DATED AUGUST 19, 2022

BOXABL INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated July 19, 2022 of Boxabl Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Company previously filed a supplement on July 19, 2022 announcing a final selling date of September 15, 2022 for sales being made through StartEngine Primary, LLC and OpenDeal Broker, LLC. Instead, the final selling date for sales being made through StartEngine Primary, LLC and OpenDeal Broker, LLC will be August 24, 2022.

Offers and sales will continue to be made in this offering after August 24, 2022, with such sales being processed by Dalmore Group, LLC. No changes are being made to the Offering Circular.